Exhibit 99.1

Summary of the resolutions adopted in the Annual General Meeting of Shareholders of TERNIUM S.A. (the “Company”) held on May 3, 2017, at 2:30 p.m. (Luxembourg time) (the “Annual Meeting”), at 29, avenue de la Porte-Neuve, L-2227 Luxembourg

Annual Meeting

1.        Consideration of the Board of Directors’ and independent auditor’s reports on the Company’s consolidated financial statements. Approval of the Company’s consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014.

The Meeting resolved to approve the Company’s consolidated financial statements as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014.

2.        Consideration of the independent auditor’s report on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2016.

The Meeting resolved to approve the Company’s annual accounts as at December 31, 2016.

3.        Allocation of results and approval of dividend payment for the year ended December 31, 2016.

The Meeting resolved (i) to approve a dividend, payable in U.S. dollars, on May 12, 2017, in the amount of USD 0.10 per share issued and outstanding (or USD 1.00 per ADR), (ii) to authorize the Board of Directors to determine or amend, in its discretion, any of the terms and conditions of such dividend payment, including the applicable record date, (iii) that the aggregate amount of USD 196,307,677.6 (which is net of the Company’s Treasury Shares) to be distributed as dividend on May 12, 2017, be paid from the Company’s retained earnings reserve, and (iv) that the loss of the year ended December 31, 2016, be absorbed by the Company’s retained earnings account.

4.        Discharge of the members of the Board of Directors for the exercise of their mandate during the year ended December 31, 2016.

The Meeting resolved to discharge all those who were members of the Board of Directors during the year ended December 31, 2016, from any liability in connection with the management of the Company’s affairs during such year.

5.        Election of the members of the Board of Directors.

The Meeting resolved to maintain at eight the number of members of the Board of Directors and to reappoint Messrs. Ubaldo Aguirre, Roberto Bonatti, Carlos Alberto Condorelli, Vincent Robert Gilles Decalf, Adrian Lajous, Gianfelice Mario Rocca, Paolo Rocca, and Daniel Agustin Novegil to the Board of Directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the 2017 accounts.

6.        Authorization of the compensation of members of the Board of Directors.

The Meeting resolved that each of the members of the Board of Directors receive an amount of USD 115,000.00 as compensation for his services during the fiscal year 2017, and that the Chairman of the Board of Directors receive, further, an additional fee of USD 295,000.00; and that each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of USD 55,000.00, and that the Chairman of such Audit Committee receive, further, an additional fee of USD 10,000.00. In all cases, the approved compensation will be net of any applicable Luxembourg social security charges.

7.        Appointment of the independent auditors for the fiscal year ending December 31, 2017, and approval of their fees.

The Meeting resolved to (i) appoint PricewaterhouseCoopers Société coopérative, Cabinet de révision agréé, as the Company’s independent auditors for the fiscal year ending December 31, 2017, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2017 accounts; and (ii) approve the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2017, broken-down into eight currencies (Argentine Pesos, Brazilian Reais, Colombian Pesos, Euro, Mexican Pesos, Swiss Francs, Uruguayan Pesos, and U.S. Dollars), up to a maximum amount for each currency equal to ARS 23,533,573.00; BRL 23,604.00; COP 239,684,753.00; EUR 531,587.00; MXN 12,482,112.00; CHF 15,500.00; UYU 3,844,882.00 and USD 62,400.00, and to authorize the Audit Committee to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

8.        Authorization to the Board of Directors to delegate the day-to-day management of the Company’s business to one or more of its members.

The Meeting resolved to authorize the Board of Directors to delegate the management of the Company’s day-to-day business and the authority to represent and bind the Company with his sole signature in such day-to-day management to Mr. Daniel Agustin Novegil, and to appoint Mr. Novegil as Chief Executive Officer (Administrateur Délégué) of the Company.

9.        Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact.

The Meeting resolved to authorize the Board of Directors to appoint any or all members of the Board of Directors from time to time as the Company’s attorney-in-fact, delegating to such directors any management powers (including, without limitation, any day-to-day management powers) to the extent the Board of Directors may deem appropriate in connection therewith, this authorization to be valid until expressly revoked by the Company’s General Shareholders Meeting; it being understood, for the avoidance of doubt, that this authorization does not impair nor limit in any way the powers of the Board of Directors to appoint any non-members of the Board of Directors as attorneys-in-fact of the Company pursuant to the provisions of article 10.1(iii) of the Articles